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SEC FILE NUMBER
8-52323

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 * (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: QUASAR DISTRIBUTORS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

615 E. Michigan Ave.
(No. and Street)

Milwaukee (City) WI (State) 53202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

220 S. Sixth Street, Suite 400 (Address) Minneapolis (City) WI (State) 55402 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Schoenike, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quasar Distributors, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

NOTARY PUBLIC CHERYL M. ZIELINSKI STATE OF WISCONSIN

My notary commission expires on May 6, 2012

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Quasar Distributors, LLC
(A Wholly Owned Subsidiary of U.S. Bancorp)

Statement of Financial Condition

December 31, 2009

Contents

1001-1124127

Ernst & Young LLP
Suite 1400
220 South Sixth Street
Minneapolis, MN 55402-4509

Tel: +1 612 343 1000
Fax: +1 612 339 1726
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Member
Quasar Distributors, LLC

We have audited the accompanying statement of financial condition of Quasar Distributors, LLC (a wholly owned subsidiary of U.S. Bancorp) (the Company) as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Quasar Distributors, LLC at December 31, 2009, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 23, 2010

1001-1124127

Quasar Distributors, LLC
(A Wholly Owned Subsidiary of U.S. Bancorp)

Statement of Financial Condition

December 31, 2009

Assets		
Cash and cash equivalents	$	6,037,462
Affiliated commissions and fees receivable		1,368,485
Unaffiliated commissions and fees receivable		1,025,612
Office equipment and capitalized software, net of accumulated depreciation of $700,009		1,693
Intangible assets, net of accumulated amortization of $284,455		13,546
Goodwill		466,410
Deferred tax asset, net		67,963
Prepaid assets		74,504
Total assets	$	9,055,675
Liabilities and member's equity		
Liabilities:		
Payable to affiliate	$	813,540
Marketing and distribution fees payable		591,304
Income taxes payable to affiliate, net		313,301
Accounts payable, accrued expenses, and other liabilities		1,056,085
Total liabilities		2,774,230
Member's equity:		
Contributed capital, 1,250,000 units		1,250,000
Retained earnings		5,031,445
Total member's equity		6,281,445
Total liabilities and member's equity	$	9,055,675

See accompanying notes.

Quasar Distributors, LLC
(A Wholly Owned Subsidiary of U.S. Bancorp)

Notes to Statement of Financial Condition

December 31, 2009

1. Organization

Quasar Distributors, LLC (Quasar or the Company) was incorporated as a limited liability corporation in the state of Delaware and commenced operations on January 21, 2000. The Company is wholly owned by U.S. Bancorp (the Parent or USB).

The Company is registered with the Securities and Exchange Commission (the SEC) as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides mutual fund distribution and underwriting services to mutual funds in all 50 states of the United States of America and is a member of the National Securities Clearing Corporation's Fund/SERV System. The principal operations of the Company are located in Milwaukee, Wisconsin.

The Company claims exemption from SEC Rule 15c3-3 under Section (k)(1) and, accordingly, is not required to make the periodic computations of reserve requirements for the exclusive benefit of customers. The Company does not carry or hold securities for customer accounts.

2. Significant Accounting Policies

Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers investments in money market mutual funds to be cash equivalents.

Office Equipment and Software

Office equipment and software are recorded at cost and depreciated on a straight-line basis over estimated useful lives of three to five years.

Goodwill and Intangible Assets

The valuation of goodwill and other intangible assets is evaluated annually, at a minimum, and on an interim basis if there are indicators of impairment. The evaluation is based on the estimated fair value of the business based on estimated future cash flows. Other intangible assets are amortized over their estimated useful lives, using the sum-of-the-digits method.

2. Significant Accounting Policies (continued)

Revenue Recognition

Commission and fee income is recorded on an accrual basis in accordance with negotiated fee schedules. No allowance has been established for commission and fee receivables, as management believes the receivable amount of $2,394,097 recorded in the statement of financial condition is fully collectible.

Funding of B-Share Sales Commissions

Quasar pays up-front commissions to broker-dealers for the sale of certain mutual fund shares known as Class B shares. With Class B shares, the investor is not charged a sales commission at the time of the purchase. Instead, a 12b-1 fee is charged to the fund over a set period of years. If the investor redeems any Class B shares prior to the expiration of this 12b-1 fee period, the investor is charged a back-end load (on a declining scale) known as a contingent deferred sales charge (CDSC) to make up for the 12b-1 fee shortfall. Under various fund-related contracts, the Company is entitled to 12b-1 distribution fees and CDSCs from the mutual fund over the life of such shares.

Funding of the up-front commission payments to selling broker-dealers occurs through arrangements with independent third parties in which Quasar sells the rights to future 12b-1 fees and CDSCs. For financial reporting purposes, these arrangements are treated as sales at the time of the funding.

As of December 31, 2009, the Company is obligated to pay a third party $179,372 in accordance with the terms associated with the sale of 12b-1 fee revenues prior to December 31, 2004. The accrual is included in accounts payable, accrued expenses, and other liabilities in the statement of financial condition. Quasar has an arrangement with an affiliate to be reimbursed for these payments. The reimbursement due from affiliate equals $280,000 as of December 31, 2009, and is included in affiliated commissions and fee receivables on the statement of financial condition.

Fair Value Measurement of Financial Instruments

At December 31, 2009, the carrying amount of the Company's cash and cash equivalents approximate fair value due to their short-term nature.

2. Significant Accounting Policies (continued)

The Company uses fair value measurements for the initial recording of certain assets and liabilities. Accounting guidance established a three-level hierarchy for valuation techniques used to measure financial assets and financial liabilities at fair value. This hierarchy is based on whether the valuation inputs are observable or unobservable. Level 1 uses quoted prices in active markets for identical assets or liabilities. Investments other than cash owned by the Company accounted for under fair value measurements include money market funds, which have been classified as Level 1 assets in accordance with this guidance.

Income Taxes

The Company is included in the consolidated federal and state income tax returns of the Parent. Federal and state income taxes are determined on a separate company basis, and payments are received from or remitted to the Parent. Actual income tax expense does not differ substantially from the amount that would be computed by applying the statutory federal tax rate.

Deferred taxes are recorded to reflect the tax consequences on future years of differences between the tax basis of assets and liabilities and the financial reporting amounts at year-end.

At December 31, 2009, the Company did not have any unrecognized tax positions. The Company will classify any interest and penalties related to any unrecognized tax positions that may arise as a component of income tax expense.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

Concentration of Business/Risk

The Company's activities significantly rely on U.S. Bancorp Fund Services (USBFS), a related party, for the majority of its revenues. USBFS also acts as the primary client contact in negotiating contracts on behalf of Quasar. These activities expose the Company to concentration risk in the event USBFS were to lose customers or go out of business. The Company does not believe that this concentration poses a significant risk.

3. Marketing and Distribution Fees Payables

Amounts payable for marketing and distribution fees of $591,304 as of December 31, 2009, represent cash received from an independent third party for purposes of marketing and distribution expenses of the related mutual funds. The amount payable to affiliates of $813,540 as of December 31, 2009, relates to distribution and marketing expenses incurred by FAF Advisors on behalf of Quasar related to the distribution of the First American Funds, an affiliate of the Company.

4. Net Capital Requirement

Pursuant to the SEC Uniform Net Capital Rule, the Company is required to maintain minimum net capital of $184,949 at December 31, 2009. In addition, under this rule, the Company's ratio of aggregate indebtedness to net capital may not exceed 15 to 1.

At December 31, 2009, the Company had adjusted net capital of $4,030,526, which was $3,845,577 in excess of its minimum required net capital. The Company's aggregate indebtedness to net capital ratio was 0.69 to 1 at December 31, 2009.

5. Employee Benefit Plans and Stock-Based Compensation

Substantially all of the Company's employees are eligible to participate in USB's employee benefit plans.

5. Employee Benefit Plans and Stock-Based Compensation (continued)

Eligible company employees participate in the pension plan of USB. Pension benefits are based on a participant's highest five-year average annual compensation during his or her last ten years before retirement or termination from the Company. Employees are fully vested after five years of service. Plan assets primarily consist of various equity mutual funds, USB stock, and other miscellaneous assets.

In addition to providing pension benefits, the Company provides certain healthcare and life insurance benefits to retired employees through postretirement benefit plans offered by USB. Generally, all employees may become eligible for retiree healthcare benefits by meeting certain age and service requirements. The Company may also subsidize the cost of coverage for employees meeting certain age and service requirements. The medical plan contains other cost-sharing features, such as deductibles and coinsurance. The estimated cost of these retiree benefit payments is accrued during the employees' active service.

Company employees also participate in a USB defined contribution retirement savings plan, which allows qualified employees, at their option, to make contributions through salary deductions under Section 401(k) of the Internal Revenue Code. Employee contributions are 100% matched by the Company, up to the first 4% of an employee's compensation.

The Company's matching contribution vests immediately. All of the Company's matching contributions are initially invested in USB common stock, but an employee is allowed to reinvest the matching contributions among various investment alternatives. Employee contributions are invested, at the employees' direction, among a variety of investment alternatives.

The Company's employees participate in the Parent's stock option and incentive plans.

6. Related-Party Transactions

In the ordinary course of business, the Company enters into transactions with the Parent and other affiliates. These transactions can be charges or reimbursements to the Company and include fees for services provided by or for affiliates, costs for occupancy, and general and administrative services. Related-party transactions may not be representative of transactions at arm's length.

6. Related-Party Transactions (continued)

Cash and cash equivalents of the Company are invested in the First American Treasury Reserve Fund and the First American Prime Obligation Fund, which are money market mutual funds sponsored by the Parent.

As of December 31, 2009, the Company had outstanding commissions and fees receivable of $273,544 from certain First American mutual funds and a receivable for reimbursement of expenses incurred of $280,000 from FAF Advisors, Inc. These amounts are included in affiliated commissions and fees receivable on the statement of financial condition.

7. Income Tax

The components of the Company's deferred tax assets and liabilities as of December 31, 2009, were:

Deferred tax assets:	
Accrued severance, pension, and retirements	$ 69,699
Stock compensation	10,818
Pension	486
Total deferred tax assets	81,003
Deferred tax liabilities:	
Intangible assets	9,957
Other	3,083
Total deferred tax liabilities	13,040
Net deferred tax asset	$ 67,963

The Company is required to establish a valuation allowance for any portion of the deferred tax assets that management believes will not be realized. In the opinion of management, it is more likely than not that the Company will realize the benefit of the deferred tax assets, and therefore, no such valuation allowance has been established.

8. Subsequent Events

The Company has evaluated the impact of events that have occurred subsequent to December 31, 2009 through February 23, 2010, the date the statement of financial condition was available to be issued. Based on this evaluation, the Company has determined none of these events were required to be recognized or disclosed in the Company's statement of financial condition through this date.

STATEMENT OF FINANCIAL CONDITION

Quasar Distributors, LLC
(A Wholly Owned Subsidiary of U.S. Bancorp)
As of December 31, 2009
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG